

June 3, 2011

John P. Tavlarios
President
General Maritime Corporation
299 Park Avenue
New York, New York 10171

>   **Re: General Maritime Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **File No. 1-34228**

Dear Mr. Tavlarios:

　　　We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

　　　Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　　After reviewing the information you provide in response to these comments, we may have additional comments.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock, page 22.

1. You state that your vessels may call on ports located in countries identified by the U.S. government as state sponsors of terrorism. Please revise your risk factor disclosure to name the countries identified by the U.S. government as state sponsors of terrorism to which you refer.

    In this regard, we note that Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your annual report does not include disclosure regarding contacts with those countries. Describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, or other direct or indirect arrangements, for the last three fiscal years and the subsequent interim period. Further, you should describe to us any goods, fees, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, commercial arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments or entities controlled by the governments of those countries.

2. Please discuss for us the materiality of any contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have contacts with Cuba, Iran, Sudan, or Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-

John P. Tavlarios
General Maritime Corporation
June 3, 2011
Page 3

3470 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance